Issuer Free Writing Prospectus dated June 5, 2013

Filed pursuant to Rule 433

Relating to Preliminary Prospectus dated May 28, 2013

Registration Statement No. 333-187745

Textura Corporation

This free writing prospectus relates only to the initial public offering of Textura Corporation and should be read together with the preliminary prospectus dated May 28, 2013 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-187745). The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1565337/000104746913006487/a2214349zs-1a.htm. On June 5, 2013, Textura Corporation filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”), to which this communication is related and which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1565337/000104746913006756/a2215548zs-1a.htm.

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect an increase in the size of the offering to 4,500,000 shares of common stock, an increase in the over-allotment option to 675,000 shares, that certain of our directors and existing stockholders, including certain affiliates of our directors, have indicated an interest in participating in this offering, the exercise of certain warrants for our convertible preferred stock following the date of the Preliminary Prospectus and certain related changes. In the Preliminary Prospectus, we proposed to offer 4,000,000 shares of our common stock, with an over-allotment option of 600,000 shares of common stock. You should read the entire Preliminary Prospectus and Amendment No. 4 carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Textura Corporation.

REVISED OFFERING SIZE: “The Offering” on pages 7 and 8 of the Preliminary Prospectus is revised as follows:

Common stock we are offering	4,500,000 shares

Common stock to be outstanding after this offering	21,461,604 shares (22,136,604 shares if the over-allotment option is exercised in full)

Use of proceeds

We will use $8.1 million of the net proceeds from this offering to repay indebtedness. We currently intend to use the remainder of the net proceeds for financing our growth, working capital and other general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary companies, products or technologies. Other than as described in “—Recent Developments,” we have no current agreements, commitments or understandings for any specific acquisitions or investments at this time. However, we may use a portion of the net proceeds for these purposes in the future.

Underwriters’ option to purchase additional shares	The underwriters have an option to purchase a maximum of 675,000 additional shares of common stock from us to cover over-allotments. The underwriters could exercise this option at any time within 30 days from the date of this prospectus.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	“TXTR”

Certain of our directors and existing stockholders, including certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $15.0 million, or 24% based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in shares of our common stock being offered in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these directors or stockholders, or any of these directors or stockholders may determine to purchase more, less or no shares in this offering. Any shares purchased by these potential investors will be subject to lock-up restrictions described in “Underwriting.”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of March 31, 2013 and excludes:

•                                          623,834 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2013;

•                                          2,442,514 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of approximately $13.77 per share;

•                                          1,332,593 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2013, with a weighted average exercise price of approximately $14.71 per share;

•                                          166,785 shares of common stock, issuable upon the conversion of 58,727 shares of convertible preferred stock issued after March 31, 2013 upon the exercise of warrants outstanding on March 31, 2013, as if converted on March 31, 2013; and

•                                          6,000,000 shares of common stock reserved for future awards under our 2013 Long Term Incentive Plan including awards to be granted effective with this offering consisting of restricted stock units having an aggregate grant date fair value, based on the initial public offering price, equal to $1.1 million and stock options having an aggregate grant date fair value of approximately $7.1 million with exercise prices equal to the initial public offering price.

Unless otherwise indicated, all information in this prospectus is presented on a pro forma basis assuming:

•                                          the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2013 into 5,168,510 shares of our common stock and the issuance of 426,403 shares of common stock in satisfaction of the dividends accrued on such shares of convertible preferred stock, based on a value equal to the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion had occurred on March 31, 2013;

•                                          the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into 963,400 shares of our common stock;

•                                          the conversion of all of our outstanding convertible debentures and accrued interest thereon through March 31, 2013 into 468,457 shares of our common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the conversion had occurred on March 31, 2013;

•                                          no exercise by the underwriters of their over-allotment option to purchase up to 675,000 additional shares of common stock from us; and

•                                          the filing of an amendment to our restated certificate of incorporation.

All outstanding shares of our convertible preferred stock, Submittal Exchange Holdings, LLC Class A Preferred Units and convertible debentures automatically convert into shares of our common stock immediately prior to or concurrently with the completion of this offering. Because the number of shares that will be issued in satisfaction of the accrued dividends on the convertible preferred stock and upon conversion of the convertible debentures depends upon the actual initial public offering price per share in this offering and the closing date of this offering, the actual number of shares issuable at such time will differ from the number of shares set forth above. Assuming the closing of this offering occurred on June 12, 2013, based on the shares of common stock outstanding on the date of this prospectus and an assumed initial public offering price of $14.00 per share, there would be 21,649,663 shares of common stock outstanding immediately following this offering after giving effect to the conversion of all outstanding convertible preferred stock, convertible debentures and Submittal Exchange Holdings, LLC Class A Preferred Units, and the satisfaction of all accrued dividends and interest thereon through such date.

POTENTIAL PURCHASES BY DIRECTORS AND EXISTING STOCKHOLDERS: Certain of our directors and existing stockholders, including certain affiliates of our directors, have indicated an interest in purchasing an aggregate of approximately $15.0 million, or 24% based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in shares of our common stock being offered in this offering at the initial public offering price. If all of these shares were to be purchased by our directors and current holders of more than 5% of our common stock, our directors, executive officers and current holders of more than 5% of our common stock, together with their affiliates, would beneficially own, in the aggregate, approximately 56% of our outstanding common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these directors or stockholders, or any of these directors or stockholders may determine to purchase more, less or no shares in this offering. Any shares purchased by these potential investors will be subject to lock-up restrictions described in “Underwriting” in the Preliminary Prospectus.

RISK FACTORS: The first two paragraphs of the risk factor entitled “The large number of shares eligible for public sale in the near future could depress the market price of our common stock” on page 27 are revised as follows:

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of March 31, 2013, we will have 21,461,604 shares of common stock outstanding after this offering. Of these shares, the 4,500,000 shares of common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our ‘‘affiliates’’ as defined in Rule 144 under the Securities Act. The remaining 16,961,604 shares of common stock will be ‘‘restricted securities’’ within the meaning of the federal securities laws. Holders of substantially all of these restricted securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

In addition to the foregoing shares of common stock, based on options and warrants to purchase common stock outstanding as of March 31, 2013, we will have outstanding upon completion of this offering options and warrants to purchase an aggregate of 3,775,107 shares of common stock. Holders of options and warrants to purchase substantially all of these shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC.

USE OF PROCEEDS: “Use of Proceeds” on page 33 of the Preliminary Prospectus is revised as follows:

We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $56.3 million, based on the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares from us in full, we estimate that our net proceeds will be approximately $65.1 million.

We will use the net proceeds from this offering to repay (a) $6.8 million of indebtedness with an interest rate of 10% per annum and (b) $1.3 million of non-interest bearing indebtedness. Such indebtedness was incurred during the three months ended March 31, 2013 to finance our operations and the PlanSwift acquisition and becomes payable upon completion of this offering. We currently intend to use the remainder of the net proceeds to finance our growth, working capital, and other general corporate purposes, although we have not yet determined with certainty the manner in which we will allocate the remainder of the net proceeds of this offering. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of, or investments in, complementary companies, products or technologies. Other than as described in “Summary—Recent Developments,” we have no current agreements, commitments or understandings for any specific acquisitions or investments at this time. However, we may use a portion of the net proceeds for these purposes in the future. See “Risk Factors—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.”

Each $1.00 increase (decrease) in the assumed offering price of $14.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $4.2 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the United States government, or hold as cash.

CAPITALIZATION: “Capitalization” on pages 35 through 37 of the Preliminary Prospectus is revised as follows:

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•                                          on an actual basis;

•                                          on a pro forma basis to give effect to the following adjustments as if they had occurred on March 31, 2013:

(1)                                 the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2013 into 5,168,510 shares of our common stock and the issuance of 426,403 shares of common stock in satisfaction of the dividends accrued through March 31, 2013 on such shares of convertible preferred stock, based on a value equal to the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

(2)                                 the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into 963,400 shares of our common stock;

(3)                                 the conversion of all of our outstanding convertible debentures and accrued interest thereon through March 31, 2013 into 468,457 shares of our common stock at a conversion price equal to the initial offering price based on an assumed initial offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

(4)                                 the reclassification of redeemable common stock to additional paid-in capital following the completion of this offering (see Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus); and

•                                          on a pro forma as adjusted basis to give further effect to the issuance and sale by us of 4,500,000 shares of common stock in this offering based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of proceeds therefrom as described in “Use of Proceeds,” including the repayment of (a) $6.8 million of indebtedness with an interest rate of 10% per annum and (b) $1.3 million of non-interest bearing indebtedness.

All outstanding shares of our convertible preferred stock, Submittal Exchange Holdings, LLC Class A Preferred Units and convertible debentures automatically convert into shares of our common stock immediately prior to or concurrently with the completion of this offering. Because the number of shares that will be issued in satisfaction of the accrued dividends on the convertible preferred stock and upon conversion of the convertible debentures depends upon the actual initial public offering price per share in this offering and the closing date of this offering, the actual number of shares issuable at such time will differ from the number of shares set forth above. You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,021	$5,021	$53,162
Convertible debentures	$5,581	$—	$—
Leases payable, including current portion	896	896	896
Notes payable, including current portion	7,691	7,691	160
Loan payable to related party, including current portion	10,469	10,469	10,469
Redeemable Series A-1 preferred stock; $.001 par value: 1,441,186 shares authorized, 1,014,920 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	44,374	—	—
Redeemable common stock: 538,794 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted(2)	7,898	—	—
Redeemable non-controlling interest	208	208	208
Deficit:
Series A-2 preferred stock; $.001 par value: 1,057,869 shares authorized, 804,978 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	1	—	—
Common stock; $.001 par value: 90,000,000 shares authorized, 9,817,820 shares issued and 9,396,040 shares outstanding, actual; 17,383,384 shares issued and 16,961,604 shares outstanding pro forma; 21,883,384 shares issued and 21,461,604 shares outstanding, pro forma as adjusted	9	17	21
Additional paid-in capital	107,534	174,812	231,098
Treasury stock at cost	(5,231)	(5,231)	(5,231)
Accumulated deficit(3)	(150,433)	(159,992)	(160,508)
Total Textura Corporation stockholders’ equity (deficit)	(48,120)	9,606	65,380
Non-controlling interest	8,072	—	—
Total equity (deficit)	(40,048)	9,606	65,380
Total capitalization	$37,069	$28,870	$77,113

(1)         If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization would increase by approximately $8.8 million, after deducting underwriting discounts and commissions, and we would have 22,558,384 shares of common stock issued and 22,136,604 shares outstanding, pro forma as adjusted.

(2)         Redeemable common stock represents shares of our common stock issued in connection with our acquisition of PlanSwift in January 2013 which will be reclassified to additional paid-in capital following the completion of this offering. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in the prospectus.

(3)         Pro forma and pro forma as adjusted accumulated deficit reflect share-based compensation expense for outstanding restricted stock units, which become payable upon completion of this offering, and interest expense from unamortized debt discounts and the change in the fair value of the conversion option liability recognized upon conversion of the convertible debentures upon completion of this offering. Pro forma as adjusted accumulated deficit also reflects interest expense from unamortized discounts recognized upon repayment of notes payable upon completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $4.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $1.3 million, assuming that the assumed initial public offering price, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes the following shares:

•                                          623,834 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2013;

•                                          2,442,514 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of approximately $13.77 per share;

•                                          1,332,593 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2013, with a weighted average exercise price of approximately $14.71 per share;

•                                          166,785 shares of common stock, issuable upon the conversion of 58,727 shares of convertible preferred stock issued after March 31, 2013 upon the exercise of warrants outstanding on March 31, 2013, as if converted on March 31, 2013; and

•                                          6,000,000 shares of common stock reserved for future awards under our 2013 Long Term Incentive Plan including awards to be granted effective with this offering consisting of restricted stock units having an aggregate grant date fair value, based on the initial public offering price, equal to $1.1 million and stock options having an aggregate grant date fair value of $7.1 million with exercise prices equal to the initial public offering price.

DILUTION: “Dilution” on pages 38 and 39 of the Preliminary Prospectus is revised as follows:

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of March 31, 2013 was a deficit of $25.2 million, or $1.48 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2013, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and convertible debentures into common stock and the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into common stock in connection with this offering and a liability of $8.7 million related to restricted stock units that become payable upon the completion of this offering.

After giving effect to our sale in this offering of 4,500,000 shares of common stock at an assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and to the repayment of $8.1 million of indebtedness, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $38.7 million, or $1.80 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.28 per share to our existing stockholders and an immediate dilution of $12.20 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution.

Assumed initial offering price per share		$14.00
Pro forma net tangible book deficit per share as of March 31, 2013	$(1.48)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	3.28
Pro forma as adjusted net tangible book value per share after this offering		$1.80
Dilution in pro forma net tangible book value per share to investors in this offering		$12.20

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by approximately $4.2 million, or approximately $0.20 per share, and the dilution per share to new investors purchasing common stock in this offering by approximately $0.80 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 100,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $1.3 million, or $0.06 per share, and the dilution per share to new investors purchasing common stock in this offering would be $12.14 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 100,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $1.3 million, or $0.06 per share, and the dilution per share to new investors purchasing common stock in this offering would be $12.26 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $2.14 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $11.86 per share.

The following table summarizes, as of March 31, 2013, the differences between the number of shares of our common stock purchased from us, after giving effect to the conversion of our convertible preferred stock and convertible debentures into common stock and the conversion of all Submittal Exchange Holdings, LLC Class A Preferred Units into common stock on a pro forma basis, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing shares in this offering at the assumed initial public offering price of our common stock of $14.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
	Number	Percent	Amount (millions)	Percent	Price Per Share
Existing stockholders	16,961,604	79.0%	$113.4	64.3%	$6.69
New investors	4,500,000	21.0%	63.0	35.7%	14.00
Total	21,461,604	100%	$176.4	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 76.6% and our new investors would own 23.4% of the total number of shares of our common stock outstanding after this offering.

The above table and discussions are based on the number of shares of our common stock outstanding as of March 31, 2013, and exclude the following shares:

•                                          623,834 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2013;

•                                          2,442,514 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2013, with a weighted average exercise price of approximately $13.77 per share;

•                                          1,332,593 shares of common stock issuable upon the exercise of warrants to purchase common stock outstanding as of March 31, 2013, with a weighted average exercise price of approximately $14.71 per share;

•                                          166,785 shares of common stock, issuable upon the conversion of 58,727 shares of convertible preferred stock issued after March 31, 2013 upon the exercise of warrants outstanding on March 31, 2013, as if converted on March 31, 2013; and

•                                          6,000,000 shares of common stock reserved for future awards under our 2013 Long Term Incentive Plan including awards to be granted effective with this offering consisting of restricted stock units having an aggregate grant date fair value, based on the initial public offering price, equal to $1.1 million and stock options having an aggregate grant date fair value of $7.1 million with exercise prices equal to the initial public offering price.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

DESCRIPTION OF CAPITAL STOCK: The first paragraph of “Description of Capital Stock—Preferred Stock” on page 128 of the Preliminary Prospectus is revised as follows:

As of March 31, 2013, there were 1,819,898 shares of our convertible preferred stock outstanding. Subsequent to March 31, 2013, 58,727 additional shares of convertible preferred stock were issued upon the exercise of warrants to purchase Series A-2 preferred stock that were outstanding on March 31, 2013. Immediately prior to the closing of this offering, each outstanding share of our convertible preferred stock will convert into 2.84 shares of our common stock and holders will be entitled to receipt of cumulative unpaid dividends thereon, which we may satisfy in cash or shares of our common stock.

The first paragraph of “Description of Capital Stock—Warrants” on page 128 of the Preliminary Prospectus is revised as follows:

As of March 31, 2013, we had outstanding warrants to purchase 1,332,593 shares of common stock at a weighted average exercise price of $14.71 per share.

“Description of Capital Stock—Warrants—Other Warrants—Warrants to Purchase Preferred Stock” on page 129 of the Preliminary Prospectus is revised as follows:

We had issued warrants to purchase an aggregate of 58,727 shares of Series A-2 preferred stock which remained outstanding as of March 31, 2013. The exercise price of these warrants was $7.00 per share of Series A-2 preferred stock and such warrants had expiration dates on or before September 11, 2013. These warrants were exercised subsequent to March 31, 2013.

* * * * * * * * *

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1565337/000104746913006487/a2214349zs-1a.htm. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. On June 5, 2013, the issuer filed Amendment No. 4, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1565337/000104746913006756/a2215548zs-1a.htm.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus if you request it from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, or by telephone at 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com, or William Blair & Company, L.L.C., 222 W. Adams St., Chicago, IL 60606, or by email at prospectus@williamblair.com or by telephone at 1-800-621-0687.